SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: June 20, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Material Change Report dated June 20, 2006

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E6

Item 2.	Date of Material Change

June 12, 2006

Item 3.	News Release

Agrium issued a news release on June 12, 2006 through CCN Mathews which was filed on SEDAR and EDGAR June 12, 2006.

Item 4.	Summary of Material Changes

Agrium updated its second quarter earnings guidance to be approximately $1.00 diluted earnings per share, compared to earlier guidance provided for the quarter of $1.02 to $1.12. Factors contributing to the lower guidance are partially offset by approximately $0.13 diluted earnings per share positive impact from recent reductions to Canadian federal and provincial tax rates.

Item 5.	Full Description of Material Change

Agrium expects second quarter results to be approximately $1.00 diluted earnings per share, compared to earlier guidance provided for the quarter of $1.02 to $1.12. The revision is primarily due to lower than expected wholesale sales volumes for U.S. nitrogen and international potash. Our Retail business was impacted to a lesser extent due to lower overall U.S. fertilizer demand. These items are partially offset by approximately $0.13 diluted earnings per share positive impact from recent reductions to Canadian federal and provincial tax rates.

Item 6.	Reliance on subsection 7.1(2) and (3) of National instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.

Item 9.	Date of Report

Dated at Calgary, Alberta the 20th day of June, 2006.